UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, February 28th, 2008 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces the 4Q07 results. The following financial and operational information, unless otherwise indicated, is presented in a consolidated form and is in accordance with Company Legislation. Comparisons are relative to 4Q06, unless otherwise stated.

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 373 MILLION IN 4Q07

Indicators (R$ Million)	4Q07	4Q06	Var.	2007	2006	Var.
Sales within the Concession Area - GWh	12,205	10,917	11.8%	46,475	41,363	12.4%
Captive Market	9,256	8,326	11.2%	35,245	31,778	10.9%
TUSD	2,949	2,590	13.8%	11,230	9,585	17.2%
Sales in the Free Market - GWh	2,358	2,397	-1.6%	8,951	9,334	-4.1%
Gross Operating Revenue	3,829	3,280	16.8%	14,207	12,227	16.2%
Net Operating Revenue	2,628	2,133	23.2%	9,410	7,912	18.9%
EBITDA	781	684	14.2%	3,345	2,789	19.9%
EBITDA Margin	29.7%	32.1%	-2.4%	35.5%	35.3%	0.3%
Net Income	373	345	7.9%	1,643	1,404	17.0%
Net Income per Share - R$	0.78	0.72	7.9%	3.42	2.93	17.0%
Investments	268	241	11.2%	1,133	797	42.2%

HIGHLIGHTS 4Q07

  Growth of 11.8% in electric power sales within the concession area;
  Growth of 23.2% in net operating revenue and 14.2% in EBITDA(1);
  Increase of 88.5% in the average daily trading volume of CPFL Energia shares in 2007 compared to 2006, reaching R$ 32.6 million.

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions plus adjustments for extraordinary items.

Teleconference in Portuguese with Simultaneous Translation in English	Investor Relations
(Bilingual Q&A)	Department
• Friday, February 29, 2008 – 02:00 pm (SP), 12:00 am (EST)
Portuguese: 55-11-4688-6301 – Code: CPFL	55 19 3756-6083
English: 1-888-700-0802 (US) and 1-786-924-6977 (Other Countries) – Code: CPFL	ri@cpfl.com.br
• Webcast: www.cpfl.com.br/ir	www.cpfl.com.br/ir

4Q07 Results | February 28th, 2008

INDEX

1) ENERGY SALES	3
1.1)Sales within the Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Consumer Class – Captive Market	4
1.2)Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1)Operating Revenue	5
2.2)Cost of Electric Power	5
2.3)Operating Costs and Expenses	6
2.4)EBITDA	7
2.5)Financial Result	7
2.6)Taxation	7
2.7)Net Income	7

3) DEBT	8

4) INVESTMENTS	10

5) CASH FLOW	11

6) DIVIDENDS	12

7) STOCK MARKET	13
7.1)Share Performance	13
7.2)Ratings	14
7.3)Corporate Governance	14

8) SHAREHOLDING STRUCTURE	15
8.1)Migration of RGE Minority Shareholders to CPFL Energia	15

9) PERFORMANCE OF THE BUSINESS SEGMENTS	16
9.1)Distribution Segment	16
9.1.1) Economic-Financial Performance	16
9.1.2) Tariff Revisions	19
9.2)Commercialization Segment	21
9.3)Generation Segment	22

10) ANNEXES	25
10.1) Sales to the Captive Market by Distributors	25
10.2) Economic-Financial Performance by Distributors (Pro-forma)	26
10.3) Statement of Assets – CPFL Energia	28
10.4) Statement of Liabilities – CPFL Energia	29
10.5) Income Statement – CPFL Energia	30
10.6) Income Statement – Distribution - Consolidated (Pro-forma)	31
10.7) Income Statement – Generation – Consolidated (Pro-forma)	32

1) ENERGY SALES

1.1) Sales within the Concession Area

In 4Q07, sales within the concession area by the distributors totaled 12,205 GWh, an increase of 11.8%, due mainly to organic growth in the CPFL Energia concession area and the acquisitions of Santa Cruz and CMS Energy Brasil (now denominated as CPFL Jaguariúna). Disregarding this effect, the increase would have been 6.4% .

Sales within the Concession Area - GWh
	4Q07	4Q06	Var.	2007	2006	Var.
Captive Market	9,256	8,326	11.2%	35,245	31,778	10.9%
TUSD	2,949	2,590	13.8%	11,230	9,585	17.2%
Total	12,205	10,917	11.8%	46,475	41,363	12.4%

Sales to the captive market totaled 9,256 GWh, an increase of 11.2%, due to the organic growth and the acquisitions mentioned above.

The volume corresponding to the Tariff for the Use of the Distribution System (TUSD), by free customers who left the CPFL Energia captive customer base, reached 2,949 GWh, an increase of 13.8% .

1.1.1) Sales to the Captive Market

Captive Market - GWh
	4Q07	4Q06	Var.	2007	2006	Var.
Residential	2,773	2,470	12.3%	10,766	9,489	13.5%
Industrial	3,003	2,827	6.2%	11,401	10,882	4.8%
Commercial	1,698	1,525	11.3%	6,437	5,724	12.5%
Rural	709	527	34.5%	2,511	1,966	27.7%
Others	1,072	976	9.8%	4,130	3,717	11.1%
Total	9,256	8,326	11.2%	35,245	31,778	10.9%

Note: The captive market sales tables by distributor are annexed to this report in item 10.1.

In the captive market, the residential, commercial and industrial classes representing 81% of the total energy consumed by CPFL Energia captive customers, presented growth of 12.3%, 6.2% and 11.3%, respectively. It is important to emphasize that these gains were influenced by the acquisitions of Santa Cruz and CMS Energy Brasil.

Disregarding the effect of the Santa Cruz and CMS Energy Brasil acquisitions, the evolution would have been as follows:

  Residential and commercial classes grew by 6.7% and 7.1% respectively. This increase in volume, when compared to the same period last year, is due to the higher temperatures recorded in the CPFL Energia concession area (resulting in higher consumption), combined with the performance of the economy as demonstrated by the following factors: expansion in earning power and credit availability, extended hire-purchase terms, lower interest rates and a more favorable exchange rate;

  Industrial class: an increase of 0.3%, owing to the migration of captive customers to the free market, albeit with less intensity than in previous quarters.

1.1.2) Sales by Consumer Class – Captive Market

As a consequence of the different sales evolutions by consumer class, a shift in the captive market sales profile can be observed, demonstrated by the reduction in the industrial class segment, which shrank from 34.0% to 32.4%, and the increase in the residential class share from 29.7% to 30.0% .

1.2) Sales to the Free Market

Sales to the free market through the commercializing segment fell slightly by 1.7%, due to the reduction of short-term contract sales. In 2005, sales to the free market grew 113.8% and, in 2006, the growth was 31.1% . In 2007, there was a decrease of 4.1% .

Sales to the Free Market - GWh
	4Q07	4Q06	Var.	2007	2006	Var.
Free Market	2,358	2,397	-1.7%	8,951	9,334	-4.1%

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	3,829,404	3,279,887	16.8%	14,207,384	12,227,052	16.2%
Net Operating Revenues	2,628,307	2,132,713	23.2%	9,409,535	7,911,950	18.9%
Cost of Electric Power	(1,320,107)	(1,148,666)	14.9%	(4,755,061)	(4,193,274)	13.4%
Operating Costs & Expenses	(602,979)	(378,868)	59.2%	(1,632,925)	(1,308,077)	24.8%
EBIT	705,221	605,179	16.5%	3,021,549	2,410,599	25.3%

EBITDA	780,994	684,076	14.2%	3,344,887	2,789,041	19.9%

Financial Income (Expense)	(127,345)	(118,618)	7.4%	(514,388)	(289,345)	77.8%
Operating Income	577,876	486,561	18.8%	2,507,161	2,121,254	18.2%
Income Before Taxes	562,028	479,336	17.3%	2,476,514	2,171,091	14.1%

NET INCOME	372,622	345,354	7.9%	1,643,436	1,404,096	17.0%

EPS - R$	0.78	0.72	7.9%	3.42	2.93	17.0%

Note: Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

2.1) Operating Revenue

Gross operating revenue in 4Q07 reached R$ 3,829 million, representing growth of 16.8% (R$ 550 million), while net operating revenue increased to R$ 2,628 million, equivalent to growth of 23.2% (R$ 496 million).

The main contributing factors to this evolution in operating revenue were:

(i) Increase in sales to the captive market by 11.2%, due mainly to the organic growth in the concession area and the acquisitions of Santa Cruz and CMS Energy Brasil;

(ii) Distributor Tariff Readjustments: CPFL Paulista (7.06%) and RGE (6.05%), in April 2007;

(iii) Other revenue increases adding up to R$ 231 million, mainly due to the increases of R$ 136 million at CPFL Paulista and R$ 53 million at CPFL Piratininga, resulting from the write-down of the balance of free energy liability due to the termination of RTE charges in 4Q07. (In compensation, the asset write-down was registered in the account “other operating expenses” and the liability write-down in “other operating revenues”, without affecting the net income).

In 2007, gross operating revenue reached R$ 14,207 million, representing growth of 16.2% (R$ 1,980 million), while net operating revenue was R$ 9,410 million, representing growth of 18.9% (R$ 1,498 million).

2.2) Cost of Electric Power

The cost of electric power comprised of the purchase of power for resale and charges for the use of the distribution and transmission systems amounted to R$ 1,320 million in 4Q07, representing an increase of 14.9% (R$ 171 million):

  The cost of power purchased for resale in 4Q07 was R$ 1,145 million, which represents an increase of 20.0% (R$ 191 million). The main contributing factors to this variation are:

(i) Increase of 17.5% (R$ 175 million) in the cost of power purchased in both the regulated and free contracting ambient;

(ii) Net effect of the recalculation of the 2005/2006 IRT and the amortization and deferment of CVA (R$ 58 million). The recalculation of IRT is a non-recurring event, which does not affect the net income. However, its compensation is included in the item Amortization and Deferment of CVA.

The increase in the cost of purchased power was partially offset by the following factors:

(i) PIS and Cofins tax credits, generated by the purchase of power (R$ 21 million);

(ii) An increase in the items Power Surplus and Shortage, which represented an expense of R$ 4 million in 4Q06 but now represents revenue of R$ 17 million in 4Q07, implying a R$ 21 million reduction in costs.

• Charges for the use of the transmission and distribution system were R$ 175 million in 4Q07, a reduction of 10.1% (R$ 20 million), due mainly to the reduction of R$ 41 million in the amount referring to the net effect of the amortization and deferral of CVA.

The reduction in the charges for the use of the transmission and distribution system was partially compensated by the increase of R$ 18 million in connection charges, due mostly to the acquisition of Santa Cruz (R$ 17 million).

2.3) Operating Costs and Expenses

Operating costs and expenses were R$ 603 million in 4Q07, registering an increase of 59.2% (R$ 224 million).

Discounting the effects of the Santa Cruz and CMS Energy Brasil acquisitions, the start-up of Enercan and the null and non-recurring effect from the write-down of the free energy assets at CPFL Paulista and CPFL Piratininga, the total operating costs and expenses in 4Q07 would have been R$ 381 million, an increase of 0.5% (R$ 2 million).

The main factors contributing to this variation in operating costs and expenses are the following:

(i) The item PMSO registered an increase of 73.9% (R$ 216 million). Disregarding the items mentioned above, the item PMSO would have shown a reduction of 2.0% (R$ 6 million).

The contributing factors are the following:

• Spending on personnel registered an increase of 15.3% (R$ 16 million), due mainly to the acquisition of Santa Cruz and CMS Energy Brasil (R$ 13 million);

• Spending on outsourced services was up 27.6% (R$ 22 million), due to, among other factors, the acquisitions of Santa Cruz and CMS Energy Brasil (R$ 7 million), and the increase in outsourced services at CPFL Piratininga (R$ 6 million). This increase at CPFL Piratininga is a result of the reclassifications applied in 4Q06, owing to the new classifications requested by ANEEL, in accordance to order No. 3,073 precipitating alterations in the Public Service Electric Power Accounting Manual. In compensation, this reclassification has been considered in the Operating Revenue deductions;

• Other Operating Costs and Expenses registered an increase of 212.3% (R$ 179 million), mainly due to the increases of R$ 136 million at CPFL Paulista and R$ 53 million at CPFL Piratininga, resulting from the asset write-down of the free energy balance due to the end of RTE charges in 4Q07. (In compensation, the asset write-down was registered in “other operating expenses” and the liability write-down in “other operating revenues”, without impacting the net income).

Note: PMSO considers Personnel, Material, Outsourced Services and Others.

(ii) The item Depreciation and Amortization registered an increase of 17.5% (R$ 15 million), due to the acquisitions of Santa Cruz and CMS Energy Brasil (R$ 5 million) and the operational start-up of Enercan (R$ 4 million);

The increase in operating costs and expenses was partially offset by the following factor:

(i) The Private Pension Fund, which in 4Q06 represented revenue of R$ 2 million, is now providing revenue of R$ 9 million in 4Q07, due to the impact from the expected real earnings of the plan’s assets, as defined by the Actuary Report of December 2006.

2.4) EBITDA

Based on the factors described above, CPFL Energia EBITDA, in 4Q07, was R$ 781 million, registering an increase of 14.2% (R$ 97 million). In 2007, EBITDA was R$ 3,345 million, registering a 19.9% (R$ 556 million) increase.

2.5) Financial Result

In 4Q07, the financial result, or the net financial expense was R$ 127 million, up 7.4% (R$ 9 million) compared to the R$ 119 million registered in 4Q06. Items that help explain this variation are:

(i) Financial Revenue: reduction of 9.8% (R$ 11 million), falling from R$ 113 million in 4Q06 to R$ 102 million in 4Q07;

(ii) Financial Expenses: decrease of 1.1% (R$ 2 million), falling from R$ 232 million in 4Q06 to R$ 230 million in 4Q07.

2.6) Taxation

In 4Q07, social contribution and income tax were R$ 187 million, an increase of 48.8% (R$ 61 million) compared to 4Q06. This difference is mainly due to the fiscal benefits obtained by the controlled companies CPFL Paulista and CPFL Piratininga in 4Q06, which were higher than obtained in 4Q07, due to the larger pay-out on interest on own capital (R$ 61 million).

2.7) Net Income

Net income in 4Q07, was R$ 373 million, an increase of 7.9% (R$ 27 million) with net income per share at R$ 0.78. Over the year 2007, net income was R$ 1.643 million, representing an increase of 17.0% (R$ 239 million), with net income per share working out at R$ 3.42.

3) DEBT

CPFL Energia’s financial debt was R$ 6,248 million in 4Q07, an increase of 20.9% . Although the financial debt may have increased in nominal terms, its average cost has fallen from 13.4% p.a. in 4Q06 to 12.1% p.a. in 4Q07, due to the fall in Selic interest rates (from 15.03% p.a. to 11.82% p.a.) and the TJLP (from 7.87% p.a. to 6.38% p.a.) over the period.

The main factors contributing to the fluctuation in the balance of financial debt are the following:

(i) Funding (BNDES and other financial institutions), net of amortizations, obtained by CPFL Paulista, CPFL Piratininga, RGE, CPFL Brasil, CPFL Geração and generation projects, totalizing R$ 503 million, as follows:

•  R$ 380 million to Foz do Chapecó;

•  R$ 112 million to RGE, mainly due to the debt roll over.

(ii) Debenture issue by CPFL Energia, to the acquisition of CMS Energy Brasil, in the amount of R$ 450 million;

(iii)Incorporation of the CPFL Jaguariúna debt portfolio (R$ 6 million).

As a consequence of funding operations and amortizations carried out, a shift in the financial debt profile can be observed, demonstrated by the increase in the volume of debt linked to CDI (from 41.2% to 50.9%), and by the reduction in the volume of debt linked to IGP-M/IGP-DI (from 21.6% to 15.8%) and TJLP (from 30.7% to 29.2%) .

Financial Debt - 4Q07 (R$ Thousands)
	Charges		Principal		Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	124	-	7,057	26,521	7,181	26,521	33,702
BNDES - Investment	6,164	-	237,672	1,637,143	243,836	1,637,143	1,880,979
BNDES - RTE, Parcel "A" and Free Energy	663	-	142,216	-	142,879	-	142,879
BNDES - Bens de Renda	16	-	-	869	16	869	885
Furnas Centrais Elétricas S.A.	-	-	47,519	111,665	47,519	111,665	159,184
Financial Institutions	45,418	-	233,752	143,032	279,170	143,032	422,202
Others	607	-	28,913	26,416	29,520	26,416	55,936

Subtotal	52,992	-	697,129	1,945,646	750,121	1,945,646	2,695,767

Foreign Currency
IDB	669	-	3,133	59,394	3,802	59,394	63,196
Financial Institutions	11,605	19,926	162,443	860,064	174,048	879,990	1,054,038

Subtotal	12,274	19,926	165,576	919,458	177,850	939,384	1,117,234

Debentures
CPFL Energia	15,983	-	-	450,000	15,983	450,000	465,983
CPFL Paulista	19,805	-	-	914,897	19,805	914,897	934,702
CPFL Piratininga	22,641	-	-	400,000	22,641	400,000	422,641
RGE	10,132	-	-	330,000	10,132	330,000	340,132
SEMESA	1,720	-	150,416	80,758	152,136	80,758	232,894
BAESA	1,243	-	4,201	32,817	5,444	32,817	38,261

Subtotal	71,524	-	154,617	2,208,472	226,141	2,208,472	2,434,613

Total	136,790	19,926	1,017,322	5,073,576	1,154,112	5,093,502	6,247,614
Percentage on Total Financial Debt (%)	-	-	-	-	18.5%	81.5%	100%

When considering CPFL Energia´s financial debt, it is important to note that R$ 5,094 million (81.5% of the total) is considered long-term and R$ 1,154 million, (18.5% of the total) is considered short-term.

R$ Thousands	4Q07	4Q06	Var.
Total Debt (1)	(6,771,761)(2)	(6,103,476)	10.9%
(+) Regulatory Asset/(Liability)	572,847	1,057,247	-45.8%
(+) Available Funds	1,106,308	630,250	75.5%

(=) Adjusted Net Debt	(5,092,606)	(4,415,979)	15.3%

Note:	(1) Financial Debt + Derivatives + Private Pension Plan (Fundação CESP);
(2) Total Debt in 4Q07 Net of Judicial Deposit in the Amount of R$ 373 million.

In 4Q07, adjusted net debt, after the exclusion of regulatory assets/(liabilities) and receivables, reached R$ 5,093 million, an increase of 15.3% (R$ 677 million).

The company closed 4Q07 with a net debt / EBITDA ratio of 1.5x.

4) INVESTMENTS

In 4Q07, R$ 268 million was invested in the maintenance and expansion of business, of which, R$ 155 million was channeled to distribution, R$ 5 million to commercialization, R$ 106 million to generation and R$ 2 million to other investments. The total amount of CPFL Energia’s investments over 2007 were R$ 1,133.

Some of the main investments made in 4Q07 are highlighted below:

  Distribution Sector: investments were made in the expansion of the electric system to keep pace with consumer growth. Investments were also made in maintenance and improvements in the electric system, in operational infrastructure, operational support systems and the research and development program;

  Commercializing Sector: improvements in management and risk portfolio systems;

  Generation Sector: Investments were made mainly in projects under construction – The Ceran Complex (Castro Alves and 14 de Julho hydroelectric facilities) and the Foz do Chapecó hydroelectric facility.

5) CASH FLOW

The table below shows the cash flow evolution over 4Q07:

Consolidated Cash Flow - 4Q07 (R$ - In Thousands)
Beginning Balance - 06/30/2007	378,788
Net Income	372,622

Depreciation and Amortization	140,322
Cash Investments	(167,588)
Deferment of Tariff Costs	90,823
Judicial Deposits	(7,509)
Accrued Interest on Debts	(33,255)
Consumers and Dealerships	128,842
Others	(6,121)

145,514
Investment Activities
Acquisition of Property, Plant and Equipment	(267,854)
Others	(47,865)

(315,719)
Financing Activities
Loans, Financing and Debentures	941,982
Principal Amortization of Loans, Financing and Debentures	(674,781)
Dividends Paid	(3,377)
Advance for Future Capital Increase	82,597
Payment of Capital	271

346,692

Cash Flow Generation	549,109

Ending Balance - 12/31/2007	927,897

The cash flow balance at 4Q07 closing was R$ 928 million, representing an increase of 145.0% (R$ 549 million) in relation to the starting balance. We highlight the following factors that contributed to this fluctuation in cash flow:

(i) Cash increase:

• Cash generated by operational activities in the amount of R$ 518 million;

• Funds raised by loans, financing and debentures, which surpassed amortizations by R$ 267 million.

(ii) Cash decrease:

• Acquisition of fixed assets in the amount of R$ 268 million (previously shown in item 4, “Investments”).

6) DIVIDENDS

The Board proposed the distribution of R$ 1,561 million in dividends, which represents the net income balance for the year after the 5% statutory legal reserve, resulting in R$ 3.25 per share. The amount proposed corresponds to 95% of net income for the period.

Discounting the R$ 842 million paid in 1H07, the amount to be paid will be R$ 719 million, equivalent to R$ 1,497964530 per share.

CPFL Energia's Dividend Yield

	1H06	2H06	1H07	2H07

Dividend Yield - last 12 months (1)	8.7%	9.6%	10.9%	9.7%

Note: (1) Based on the average share price over the period.

The 2H07 dividend yield, calculated from the average price of the period (R$ 35.99) is 9.7% .

The declared sums comply with the CPFL Energia “dividend policy”, which establishes that earnings distribution – in the form of dividends and/or interest on own capital (JCP) – should be at least 50% of half-yearly adjusted net income.

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, currently running a free float of 27.6%, trades shares in Brazil (Bovespa), on the New York Stock Exchange (NYSE).

In 2007, CPFL Energia shares appreciated 23.9% on Bovespa and 52.6% on the NYSE, closing the period priced at R$ 33.67 per share and US$ 56.66 per ADR, respectively.

The average daily trading volume in 2007 was R$ 32.6 million, of which R$ 19.8 million was on Bovespa and R$ 12.8 million was on the NYSE, representing an increase of 88.5% . The number of trades made on Bovespa increased 114.3%, rising from a daily average of 345 in 2006 to 738 in 2007.

Note: Considers the sum of the average daily volume on Bovespa and NYSE.

7.2) Ratings

The table below shows the evolution of CPFL Energia’s Corporate Ratings:

Ratings of CPFL Energia - National Scale
Agency		2007	2006	2005
Standard & Poor's	Rating	brAA-	brA+	brA
	Outlook	Stable	Positive	Positive

Fitch Ratings	Rating	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Stable	Stable	Stable

Note: considers position at closing.

7.3) Corporate Governance

CPFL Energia is the only publicly-held company in the Brazilian electric sector to simultaneously trade shares on the Novo Mercado – Bovespa and on the New York Stock Exchange (NYSE) with ADR’s level III.

The Company is also included in:

• The major indexes that list companies practicing differentiated corporate governance, sustainability and corporate responsibility, such as the Corporate Governance index — IGC, the index of tag-along differentiated shares — ITAG and the index of Corporate Sustainability - ISE, of Bovespa;

• A select group of fourteen Latin-American companies recognized for their adoption of differentiated corporate governance practices – The Companies Circle - , which was constituted through the initiative of the Organization for Economic Cooperation and Development (OECD) and the International Finance Corporation (IFC), with the aim of promoting and encouraging good corporate governance practices in Latin-America. In October 2007, CPFL Energia participated in the Latin American Corporate Governance Roundtable, sponsored by the OECD, in cooperation with the IFC and the World Bank, held in the city of Medellín, Colombia.

The CPFL Energia model of corporate governance focuses on refining the decision-making process and in order to achieve this, three Board Advisory Committees were created: the Management Process Committee, the Committee of Related Parties and the Human Resources Management Committee.

The company Board of Directors is composed of seven members (one of which is independent) and can call on the advice of three permanent committees and six ad hoc committees, whose attributions are determined by the Board with a view to lend support in matters that require in-depth consideration and analysis. The Board is central forum of decision-making, defining long- term planning and focusing on the creation of value for the company and the controlled companies.

8) SHAREHOLDING STRUCTURE

CPFL Energia is a holding company with stock participations in other companies and its results depend directly on the results of the controlled companies.

Note: (1) Includes 0.2% of others.

8.1) Migration of RGE Minority Shareholders to CPFL Energia

In accordance with Shareholder Memos of December 18 and 20, 2007 and January 28, 2008, jointly issued by RGE and CPFL Energia, and accordingly approved at the shareholders General Meetings of the two companies on December 18, 2007, RGE was transformed into a fully merged subsidiary of CPFL Energia.

The stock merger involved the transference to CPFL equity, through an increase in capital, of all ordinary and preferential shares (all indentured and without nominal value), issued by RGE, in the non-controlling shareholders names, resulting in the transformation of RGE into a subsidiary of CPFL Energia. The new CPFL Energia ordinary shares issued as a result of the increase in capital were handed over to the original non-controlling shareholders of RGE.

The objectives of the merger were: (i) to align shareholder interests of both companies; (ii) to raise the float of CPFL Energia, through the migration of current RGE non-controlling shareholders to the shareholding base of CPFL Energia; (iii) to raise the shareholding base of CPFL Energia; and (iv) to reduce the number of group companies trading shares on Bovespa, concentrating liquidity in CPFL Energia shares.

Since CPFL Energia is listed in BOVESPA “Novo Mercado” (New Market) and the shares issued by it are traded in US Stock Market (NYSE – New York Stock Exchange), the stock merger brought unquestionable benefits to RGE´s non-controlling shareholders, as they became holders of CPFL

Energia’s shares that entitle to rights and advantages not attributed to the shares issued by RGE and, mainly, they henceforth enjoyed a shareholding with a liquidity substantially higher than that ascertained as to the shares issued by RGE.

9) PERFORMANCE OF THE BUSINESS SEGMENTS

9.1) Distribution Segment

9.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	3,454,064	3,019,814	14.4%	12,979,547	11,253,212	15.3%
Net Operating Revenues	2,317,250	1,907,588	21.5%	8,382,098	7,059,765	18.7%
Cost of Electric Power	(1,269,615)	(1,133,929)	12.0%	(4,766,623)	(4,146,176)	15.0%
Operating Costs & Expenses	(528,511)	(330,958)	59.7%	(1,399,336)	(1,156,101)	21.0%
EBIT	519,124	442,701	17.3%	2,216,139	1,757,488	26.1%

EBITDA	583,976	500,916	16.6%	2,472,332	2,011,486	22.9%

Financial Income (Expense)	(120,255)	(119,828)	0.4%	(279,123)	(261,140)	6.9%
Operating Income	398,869	322,873	23.5%	1,937,016	1,496,348	29.4%
Income Before Taxes	387,976	316,231	22.7%	1,908,929	1,486,881	28.4%

NET INCOME	342,629	268,865	27.4%	1,380,281	1,073,508	28.6%

Notes:

1) Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

2) The economic-financial performance tables by distributor are annexed to this report in item 10.2

Operating Revenue

Gross operating revenue in 4Q07 was R$ 3,454 million, representing growth of 14.4% (R$ 434 million), with net operating revenue at R$ 2,317 million, equivalent to growth of 21.5% (R$ 410 million).

The main contributing factors to this growth in operating revenue were:

(i) An increase of 11.2% in sales to the captive market due mainly to organic growth in the concession area and the acquisitions of Santa Cruz and CMS Energy Brasil;

(ii) Readjustment of distributor tariffs: CPFL Paulista (7.06%) and RGE (6.05%), in April, 2007;

(iii) Increase in other revenues of R$ 195 million, mainly due to the increases of R$ 136 million at CPFL Paulista and R$ 53 million at CPFL Piratininga, resulting from the write-down of the balance of free energy liability, due to the termination of RTE charges in 4Q07. (In compensation, the asset write-down was registered in the account “other operating expenses” and the liability write-down in “other operating revenues”, without affecting the net income)

In 2007, gross operating revenue reached R$ 12,980 million, representing growth of 15.3% (R$ 1,726 million). At the same time, net operating revenue was R$ 8,382 million, equivalent to growth of 18.7% (R$ 1,322 million).

Cost of Electric Power

The cost of electric power comprised of the cost of power for resale and the charges for the use of the transmission and distribution system totaled R$ 1,270 million in 4Q07, representing an increase of 12.0% (R$ 136 million):

• The cost of purchased energy for resale in 4Q07 was R$ 1,101 million, which represents an increase of 16.9% (R$ 159 million). The main contributing factors to this variation are:

(i) An increase of 14.1% (R$ 139 million) in the cost of purchased power in the regulated and free contracting ambient:

(ii) The net effect of the recalculation of IRT 2005/2006 and the Amortization and Deferral of CVA (R$ 54 million). The IRT recalculation is a non-recurring event, which does not affect the net income, although it is included in the item Amortization and Deferral of CVA.

The increase in the cost of purchased power was partially offset by the following factors:

(i) PIS and Cofins tax credits, generated by the purchase of power (R$ 13 million);

(ii) An increase in the item Power Surplus and Shortage, which represented a cost of R$ 4 million in 4Q06 but now represents revenue of R$ 17 million in 4Q07, with the resultant cost reduction of R$ 21 million.

• Charges for the use of the transmission and distribution system reached R$ 169 million in 4Q07, a reduction of 12.1% (R$ 23 million), due to the R$ 35 million reduction in the amount referring to the net effect of the amortization and deferral of CVA.

Operating Costs and Expenses

Operating costs and expenses reached R$ 529 million in 4Q07, registering an increase of 59.7% (R$ 198 million).

Disregarding the effects of the Santa Cruz and CMS Energy Brasil acquisitions, and the null and non-recurring effect from the write-down of the free energy assets at CPFL Paulista and CPFL Piratininga, the total operating costs and expenses in 4Q07 would have been R$ 319 million, a reduction of 3.6% (R$ 12 million).

The main contributing factors to this variation in operating costs and expenses are:

(i) The item PMSO registered an increase of 77.1% (R$ 197 million). Disregarding the effects mentioned above, PMSO would have been R$ 243 million, a reduction of 4.8%.

The variation of PMSO resulted from the following factors:

•  Spending on personnel registered an increase of 14.4% (R$ 14 million), due mainly to the acquisition of Santa Cruz and CMS Energy Brasil (R$ 10 million);

•  Spending on outsourced services was up 28.8% (R$ 18 million), due to, among other factors, the acquisitions of Santa Cruz and CMS Energy Brasil (R$ 7 million), and the increase in outsourced services at CPFL Piratininga (R$ 6 million). This increase at CPFL Piratininga is a result of the reclassifications applied in 4Q06, owing to the new classifications requested by ANEEL, in accordance to order No. 3,073 with the resultant alterations in the Public Service Electric Power Accounting Manual. In compensation, this reclassification has been considered in the Operating Revenue deductions;

•  Other operating costs and expenses registered an increase of 219.4% (R$ 168 million), mainly due to the increases of R$ 136 million at CPFL Paulista and R$ 53 million at CPFL Piratininga, resulting from the asset write-down of the free energy balance, due to the end of RTE charges in 4Q07. (In compensation, the asset write-down was registered in “other operating expenses” and the liability write-down in “other operating revenues”, without affecting the net income).

The increase in spending on personnel, outsourced services and other operating costs/expenses was partially offset by the 14.3% (R$ 3 million) reduction in spending on materials.

Note: PMSO considers Personnel, Material, Outsourced Services and Others

(ii) The item depreciation and amortization registered an increase of 8.9% (R$ 7 million), mainly due to the acquisitions of Santa Cruz and CMS Energy Brasil (R$ 5 million).

The increase in operating costs and expenses was partially offset by:

(i) The Private Pension Fund, which represented revenue of R$ 2 million in 4Q06, but now in 4Q07 represents revenue of R$ 9 million, due mainly to the impact from the expected real earnings of the plan’s assets, as defined by the Actuary Report of December 2006.

EBITDA

Based on the factors described above, EBITDA, in 4Q07, was R$ 584 million, registering an increase of 16.6% (R$ 83 million).

In 2007, EBITDA was R$ 2,472 million, registering an increase of 22.9% (R$ 461 million).

Financial Result

In 4Q07, the financial result or the net financial expense was R$ 120 million, a variation of 0.4% compared to the net financial expense in 4Q06 (R$ 120 million).

Taxation

In 4Q07, social contribution and income tax were R$ 132 million, an increase of 47.9% (R$ 43 million) compared to 4Q06. This difference is mainly due to the fiscal benefits obtained by the controlled companies CPFL Paulista and CPFL Piratininga in 4Q06, which were higher than that obtained in 4Q07, due to the larger pay-out on interest on own capital (R$ 61 million).

Net Income

Net income in 4Q07 was R$ 343 million, representing an increase of 27.4% (R$ 74 million).

In 2007, net income was R$ 1,380 million, an increase of 28.6% (R$ 307 million).

9.1.2) Tariff Revisions

The objective of the tariff revision is to reassess the economic-financial equilibrium of the concession and to pass onto the consumers the concessionaire’s productivity gains. Projected sales volume data over the subsequent 12 months are utilized, and each item of controllable costs (Parcel B) is verified, establishing criteria and limits for the definition of efficient costing, using as a parameter a reference company defined by the regulatory authority (ANEEL).

The following table demonstrates the periodicity and the date of the next tariff revision for each CPFL group distributor:

Tariff Revisions
Distribution Company	Period	Date of next Tariff Revision
CPFL Paulista	Each 5 years	April 2008

RGE	Each 5 years	April 2008

CPFL Piratininga	Each 4 years	October 2011

CPFL Santa Cruz	Each 4 years	February 2012

CPFL Jaguariúna
CPFL Leste Paulista	Each 4 years	February 2012
CPFL Jaguari	Each 4 years	February 2012
CPFL Sul Paulista	Each 4 years	February 2012
CPFL Mococa	Each 4 years	February 2012

Second Periodic Tariff Revision

9.1.2.1) CPFL Piratininga

On October 22, 2007, through Homologated Resolution No. 553, Aneel established a provisional result for the second periodic tariff revision for CPFL Piratininga, to take effect from October 23, 2007.

In this second cycle of tariff revisions, the CPFL Piratininga electric power tariffs were readjusted by -10,11%, of which -10.94% referred to tariff repositioning and +0,83% referred to financial components outside the scope of the periodic tariff revision.

The preliminary value of Factor Xe established by Aneel was 0.73%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

9.1.2.2) CPFL Santa Cruz and CPFL Jaguariúna Distributors

On January 29, 2008, Aneel established the provisional result of the second periodic tariff revision of five distributors of the CPFL Group, to take effect from February 3, 2008. The distributors that had their revisions announced on this date were: CPFL Santa Cruz and the four CPFL Jaguariúna distributors, namely; Companhia Paulista de Energia Elétrica (CPFL Leste Paulista), Companhia Jaguari de Energia (CPFL Jaguari), Companhia Sul Paulista de Energia (CPFL Sul Paulista) and Companhia Luz e Força Mococa (CPFL Mococa).

CPFL Santa Cruz

In this second cycle of tariff revisions, the electric power tariff revisions of CPFL Santa Cruz were readjusted by -7.13%, of which -9.73% referred to tariff repositioning and +2.60% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 0.22%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

CPFL Leste Paulista

The electric power tariffs of CPFL Leste Paulista were readjusted by -1,65%, of which -2,69% referred to tariff repositioning and +1,04% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 1.07%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Jaguari

The electric power tariffs of CPFL Jaguari were readjusted by -1.58%, of which -0.35% referred to tariff repositioning and -1.23% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 2.10%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Sul Paulista

The electric power tariffs of CPFL Sul Paulista were readjusted by –3.57%, of which -2.98% referred to tariff repositioning and -0.58% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 1.3%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Mococa

The electric power tariffs of CPFL Mococa were readjusted by –5.65%, of which -8.4% referred to tariff repositioning and +2.75% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 0.24%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

9.1.2.3) CPFL Paulista

On February 27, 2008, Aneel held the Public Audience regarding the second cicle of CPFL Paulista tariff review, which is part of the distributors tariff review process. The repositioning index, which is still preliminary, was -10.28%, including financial components.

9.1.2.4) RGE

On February 13, 2008, Aneel announced the provisional repositioning index of the RGE second periodic tariff revision. The index, which is still preliminary was 1.44%, including financial components. A Public Audience is scheduled for March 13, 2008.

The items that make up the readjustments authorized by Aneel are shown, for each distributor, in the table below:

Date of the Second Tariff Review	Oct/07	Feb/08	Feb/08	Feb/08	Feb/08	Feb/08

Amounts by Company (R$ Million)	CPFL Piratininga	CPFL Santa Cruz	CPFL Jaguariúna

			CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa

Verified Revenue	2,136.9	213.3	77.1	88.0	92.4	54.1

Parcel A	1,423.9	124.3	42.9	68.6	58.7	31.0

Parcel B
Reference Company	244.2	42.6	16.6	11.8	19.6	13.4
Delinquency	12.6	1.5	0.2	0.2	0.2	0.1
Gross Remuneration Base	154.5	14.9	11.7	4.9	7.7	3.7
Depreciation	81.1	10.6	4.3	2.5	4.2	1.8

Total Parcel B	492.5	69.5	32.8	19.4	31.8	19.0

Required Revenue (Parcels A + B)	1,916.4	193.8	75.6	88.0	90.5	50.0
(-) Other Revenues	(13.2)	(1.3)	(0.6)	(0.3)	(0.9)	(0.4)

Net Required Revenue	1,903.2	192.5	75.1	87.7	89.6	49.6

Financial Components	15.8	5.0	0.8	(1.1)	(0.5)	1.4

Periodic Tariff Revision	-10.94%	-9.73%	-2.69%	-0.35%	-2.98%	-8.40%
Financial Components	0.83%	2.60%	1.04%	-1.23%	-0.58%	2.75%

Periodic Tariff Revision - with Financial Components	-10.11%	-7.13%	-1.65%	-1.58%	-3.57%	-5.65%

Xe Factor	0.73%	0.22%	1.07%	2.10%	1.30%	0.24%

9.2) Commercialization Segment

Consolidated Income Statement - CPFL BRASIL (R$ Thousands)
	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	480,361	476,357	0.8%	1,881,337	1,831,155	2.7%
Net Operating Revenues	407,472	409,070	-0.4%	1,612,421	1,578,150	2.2%

EBITDA	76,474	62,559	22.2%	356,575	275,890	29.2%

NET INCOME	50,817	41,290	23.1%	241,315	188,398	28.1%

Note: Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

Operating Revenue

In 4Q07, gross operating revenue was R$ 480 million, representing growth of 0.8% (R$ 4 million), and net operating revenue reached R$ 407 million, a reduction of 0.4% (R$ 2 million).

In 2007, gross operating revenue was R$ 1,881 million, an increase of 2.7% (R$ 50 million), while net operating revenue was R$ 1,612 million, an increase of 2.2% (R$ 34 million).

EBITDA

In 4Q07, EBITDA was R$ 76 million, registering an increase of 22.2% (R$ 14 million).
In 2007, EBITDA was R$ 357 million, an increase of 29.2% (R$ 81 million).

Net Income

In 4Q07, net income was R$ 51 million, registering an increase of 23.1% (R$ 10 million).
In 2007, net income was R$ 241 million, an increase of 28.1% (R$ 53 million).

9.3) Generation Segment

Consolidated Income Statement - Generation (R$ Thousands)
	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	194,168	143,897	34.9%	718,626	506,223	42.0%
Net Operating Revenues	177,022	143,009	23.8%	663,397	510,904	29.8%
Cost of Electric Power	(12,984)	(6,497)	99.8%	(32,236)	(18,678)	72.6%
Operating Costs & Expenses	(43,065)	(27,260)	58.0%	(155,942)	(95,973)	62.5%
EBIT	120,973	109,252	10.7%	475,219	396,253	19.9%

EBITDA	138,432	119,706	15.6%	545,288	436,839	24.8%

Financial Income (Expense)	(70,793)	(35,394)	100.0%	(224,948)	(137,121)	64.1%
Operating Income	50,180	73,858	-32.1%	250,271	259,132	-3.4%
Income Before Taxes	50,154	73,634	-31.9%	249,486	258,202	-3.4%

NET INCOME	69,906	47,822	46.2%	281,810	165,252	70.5%

Note: Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

Operating Revenue

Gross operating revenue in 4Q07 was R$ 194 million, representing growth of 34.9% (R$ 50 million), due mainly to the operational start-up of the Campos Novos plant (Enercan), in February 2007, contributing with R$ 46 million and 555 GWh.

Net operating revenue reached R$ 177 million, representing growth of 23.8% (R$ 34 million).

In 2007, gross operating revenue was R$ 719 million, an increase of 42.0% (R$ 212 million). Net operating revenue reached R$ 663 million, up 29.8% (R$ 152 million).

Cost of Electric Power

The cost of electric power service in 4Q07 was R$ 13 million, representing an increase of 99.8% (R$ 6 million), mostly a result of the start of operations at Enercan (R$ 4 million).

Operating Costs and Expenses

Operating costs and expenses in 4Q07 were R$ 43 million, representing an increase of 58.0% (R$ 16 million). The main reasons for this variation are:

(i)	Increase of 72.9% (R$ 8 million) in the item Depreciation and Amortization, resulting from the merger of the controlled company Semesa with CPFL Geração (merger goodwill);

(ii)
Increase of 172.9% (R$ 7 million) in expenditure on other operating costs, mainly a result of the stock participation in Paulista Lajeado, which was acquired with CMS Energy Brasil assets (R$ 4 million), and the operational start-up of Enercan (R$ 3 million);

(iii)	Increase of 18.7% (R$ 1 million) in outsourced service spending, due mainly to the start-up of Enercan.

EBITDA

Based on the above data, EBITDA, in 4Q07, was R$ 138 million, an increase of 15.6% (R$ 19 million).

In 2007, EBITDA was R$ 545 million, registering an increase of 24.8% (R$ 108 million).

Financial Result

In 4Q07, the financial result, or the net financial expense was, R$ 71 million, against the result of R$ 35 million in 4Q06, due mainly to the payment of interest on capital, in the amount of R$ 35 million.

Net Income

In 4Q07, net income was R$ 70 million, an increase of 46.2% (R$ 22 million).
In 2007, net income was R$ 282 million, an increase of 70.5% (R$ 117 million).

Status of Generation Projects

Castro Alves Hydroelectric Facility (Ceran Complex)

The Castro Alves Hydroelectric Plant is currently in the final stages of construction (completed: 99% of civil works, 100% of equipment supply and 88% of electro-mechanical installation). The start of commercial operation is forecast for 1Q08. CPFL’s participation in this undertaking is 65%, which represents installed capacity and secured power of 84.5 MW and 41.6 median MW, respectively.

On January 16, 2008, the Companhia Energética Rio das Antas (Ceran) started to fill the reservoir which will permit the start of plant operations.

14 de Julho Hydroelectric Facility (Ceran Complex)

The 14 de Julho Hydroelectric Plant is still in the construction phase (79% of works completed). The start of commercial operations of this plant is forecast for 4Q08. CPFL’s participation in this undertaking is 65%, which represents installed capacity and secured power of 65.0 MW and 32.5 median MW, respectively.

Foz do Chapecó Hydroelectric Facility

The Foz do Chapecó Hydroelectric Plant is currently in the early stages of construction (24% of works completed). The start of commercial operation is forecast for 3Q10. CPFL’s participation in this undertaking is 51%, which represents installed capacity and secured power of 436.1 MW and 220.3 median MW, respectively.

Power from the Foz do Chapecó Hydroelectric Plant is already 100% contracted:

•	172.8 median MW already contracted by the CPFL Group at a price close to 100% of the Standard Value;

•	47.5 median MW (11% acquired in August 2006) sold on the ANEEL auction at the price of R$ 131.49/MWh.

10) ANNEXES

10.1) Sales to the Captive Market by Distributors
(In GWh)

Sales to the Captive Market by Distribution Segment - GWh

CPFL Paulista
	4Q07	4Q06	Var.	2007	2006	Var.
Residential	1,575	1,467	7.4%	6,111	5,711	7.0%
Industrial	1,446	1,445	0.1%	5,557	5,737	-3.1%
Commercial	1,000	931	7.5%	3,767	3,528	6.8%
Rural	310	262	18.2%	1,061	1,026	3.4%
Others	615	587	4.7%	2,372	2,294	3.4%

Total	4,946	4,691	5.4%	18,868	18,295	3.1%

CPFL Piratininga
	4Q07	4Q06	Var.	2007	2006	Var.
Residential	658	621	5.9%	2,644	2,485	6.4%
Industrial	753	745	1.1%	2,945	2,943	0.1%
Commercial	399	377	5.7%	1,550	1,465	5.8%
Rural	46	43	7.4%	180	173	3.9%
Others	174	171	2.0%	696	674	3.2%

Total	2,030	1,957	3.7%	8,015	7,742	3.5%

RGE
	4Q07	4Q06	Var.	2007	2006	Var.
Residential	403	382	5.6%	1,612	1,492	8.0%
Industrial	637	638	-0.2%	2,507	2,547	-1.6%
Commercial	235	217	8.4%	936	849	10.3%
Rural	240	223	7.6%	955	897	6.4%
Others	220	224	-1.8%	875	876	-0.1%

Total	1,735	1,684	3.0%	6,886	6,661	3.4%

CPFL Santa Cruz
	4Q07	4Q06	Var.	2007	2006	Var.
Residential	64	61	5.3%	254	238	6.8%
Industrial	33	31	6.4%	129	126	2.9%
Commercial	32	29	7.7%	123	112	9.5%
Rural	48	44	8.8%	180	164	10.3%
Others	32	31	4.4%	124	120	3.8%

Total	209	197	6.5%	810	759	6.8%

CPFL Jaguariúna
	4Q07	4Q06	Var.	2007	2006	Var.
Residential	73	69	4.9%	289	276	5.0%
Industrial	134	127	5.0%	520	482	7.8%
Commercial	33	31	5.9%	125	119	5.0%
Rural	66	56	18.2%	247	244	1.4%
Others	31	30	3.4%	121	118	2.4%

Total	335	313	7.3%	1,301	1,238	5.1%

Note: Sales volume on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated and consolidated by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

10.2) Economic-Financial Performance by Distributors (Pro-forma)
(R$ Thousands)

Income Statement Summary by Distribution Company (R$ Thousands)(1)

CPFL PAULISTA
	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	1,893,228	1,646,470	15.0%	6,868,418	6,298,146	9.1%
Net Operating Revenues	1,270,755	1,060,313	19.8%	4,460,696	4,021,086	10.9%
Cost of Electric Power	(641,650)	(623,503)	2.9%	(2,421,859)	(2,348,156)	3.1%
Operating Costs & Expenses	(301,691)	(189,128)	59.5%	(743,051)	(650,152)	14.3%
EBIT	327,414	247,682	32.2%	1,295,786	1,022,778	26.7%

EBITDA	358,217	284,718	25.8%	1,419,139	1,179,390	20.3%

Financial Income (Expense)	(29,260)	(81,727)	-64.2%	(117,638)	(169,156)	-30.5%
Operating Income	298,154	209,067	42.6%	1,178,148	950,691	23.9%
Income Before Taxes	297,243	208,215	42.8%	1,177,110	956,446	23.1%

NET INCOME	212,056	197,642	7.3%	818,889	767,347	6.7%

CPFL PIRATININGA
	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	782,651	752,806	4.0%	3,174,524	2,891,233	9.8%
Net Operating Revenues	519,136	464,296	11.8%	1,976,945	1,760,727	12.3%
Cost of Electric Power	(300,350)	(266,403)	12.7%	(1,152,047)	(977,158)	17.9%
Operating Costs & Expenses	(120,985)	(66,295)	82.5%	(309,526)	(267,526)	15.7%
EBIT	97,801	131,598	-25.7%	515,372	516,043	-0.1%

EBITDA	107,963	143,855	-25.0%	562,652	566,779	-0.7%

Financial Income (Expense)	(10,366)	(22,182)	-53.3%	(43,687)	(36,991)	18.1%
Operating Income	87,435	109,416	-20.1%	471,685	479,052	-1.5%
Income Before Taxes	85,617	107,750	-20.5%	468,051	474,427	-1.3%

NET INCOME	63,725	71,223	-10.5%	323,088	306,161	5.5%

RGE
	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	598,854	621,414	-3.6%	2,454,227	2,067,635	18.7%
Net Operating Revenues	402,406	383,774	4.9%	1,612,047	1,281,402	25.8%
Cost of Electric Power	(262,268)	(244,023)	7.5%	(1,016,181)	(820,862)	23.8%
Operating Costs & Expenses	(80,755)	(76,330)	5.8%	(273,978)	(241,873)	13.3%
EBIT	59,383	63,421	-6.4%	321,888	218,667	47.2%

EBITDA	78,481	82,907	-5.3%	393,615	288,874	36.3%

Financial Income (Expense)	(78,351)	(15,919)	392.2%	(124,847)	(54,993)	127.0%
Operating Income	(18,968)	47,502	-139.9%	197,041	163,674	20.4%
Income Before Taxes	(26,901)	43,378	-162.0%	174,319	153,077	13.9%

NET INCOME	40,484	53,676	-24.6%	172,575	120,626	43.1%

Note: (1)
Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia  consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

Income Statement Summary by Distribution Company (R$ Thousands)(1)

CPFL SANTA CRUZ

	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	72,332	67,491	7.2%	273,647	253,395	8.0%
Net Operating Revenues	51,630	53,384	-3.3%	190,511	168,655	13.0%
Cost of Electric Power	(24,777)	(24,841)	-0.3%	(99,517)	(91,227)	9.1%
Operating Costs & Expenses	(12,957)	(19,952)	-35.1%	(48,899)	(46,490)	5.2%
EBIT	13,896	8,591	61.8%	42,095	30,938	36.1%

EBITDA	16,223	11,086	46.3%	50,957	40,140	26.9%

Financial Income (Expense)	(3,315)	1,532	-316.4%	4,826	3,599	34.1%
Operating Income	10,581	10,122	4.5%	46,921	34,537	35.9%
Income Before Taxes	10,496	9,874	6.3%	46,263	33,709	37.2%

NET INCOME	12,788	6,620	93.2%	38,038	22,293	70.6%

CPFL JAGUARINA(2)

	4Q07	4Q06	Var.	2007	2006	Var.
Gross Operating Revenues	109,569	96,496	13.5%	409,932	368,341	11.3%
Net Operating Revenues	75,806	61,722	22.8%	279,315	236,839	17.9%
Cost of Electric Power	(42,342)	(32,753)	29.3%	(149,483)	(129,591)	15.3%
Operating Costs & Expenses	(12,834)	(12,154)	5.6%	(64,744)	(53,718)	20.5%
EBIT	20,630	16,815	22.7%	65,088	53,530	21.6%

EBITDA	23,190	19,360	19.8%	75,756	63,532	19.2%

Financial Income (Expense)	1,037	(7,183)	-114.4%	4,406	(12,744)	-134.6%
Operating Income	21,667	9,632	125.0%	69,494	40,786	70.4%
Income Before Taxes	21,521	9,656	122.9%	69,551	41,352	68.2%

NET INCOME	13,674	14,120	-3.2%	44,765	42,840	4.5%

Notes:

(1)
Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization)as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

(2)	CPFL Jaguariúna = pro forma information referring to the consolidated of the distributors: CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa.

10.3) Statement of Assets – CPFL Energia
(R$ Thousands)

	Consolidated

ASSETS	12/31/2007	09/30/2007

CURRENT ASSETS
Cash and Banks	1,106,308	389,611
Consumers, Concessionaries and Licensees	1,817,788	2,006,111
Financial Investments	35,039	33,007
Recoverable Taxes	181,754	182,050
Allowance for Doubtful Accounts	(95,639)	(102,424)
Prepaid Expenses	202,721	209,233
Deferred Taxes	168,485	189,158
Materials and Supplies	14,812	15,874
Deferred Tariff Cost Variations	532,449	556,668
Derivative Contracts	995	282
Other Credits	111,352	114,836

TOTAL CURRENT ASSETS	4,076,064	3,594,406

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	215,014	203,798
Judicial Deposits	498,044	477,934
Financial Investments	97,521	97,757
Recoverable Taxes	99,947	98,821
Prepaid Expenses	43,111	49,683
Deferred Taxes	1,163,976	1,147,288
Deferred Tariff Cost Variations	205,894	259,282
Derivative Contracts	-	44
Other Credits	231,820	154,869

	2,555,327	2,489,476
Permanent Assets
Investments	2,705,692	2,781,957
Property, Plant and Equipment	7,115,143	6,936,297
Special Obbligation Linked to Concession	(919,097)	(891,250)
Deferred Charges	62,640	56,468

	8,964,378	8,883,472

TOTAL NON-CURRENT ASSETS	11,519,705	11,372,948

TOTAL ASSETS	15,595,769	14,967,354

Note: Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

10.4) Statement of Liabilities – CPFL Energia
(R$ Thousands)

	Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2007	09/30/2007

LIABILITIES

CURRENT LIABILITIES
Suppliers	867,954	871,745
Accrued Interest on Debts	59,135	65,100
Accrued Interest on Debentures	71,524	71,547
Loans and Financing	862,705	1,284,852
Debentures	154,617	143,329
Employee Pension Plans	64,484	82,231
Regulatory Charges	68,696	79,347
Taxes and Social Contributions	604,093	630,237
Dividends and Interest on Equity	743,628	22,828
Accrued Liabilities	43,987	56,590
Deferred Tariff Gains Variations	230,038	227,039
Derivative Contracts	18,187	17,973
Other Accounts Payable	427,723	455,939

TOTAL CURRENT LIABILITIES	4,217,536	4,008,757

NON-CURRENT LIABILITIES
Suppliers	223	699
Accrued Interest on Debts	26,057	21,163
Loans and Financing	2,865,104	2,671,603
Debentures	2,208,472	1,730,890
Employee Pension Plans	656,040	676,354
Taxes and Social Contributions	16,529	20,771
Reserve for Contingencies	116,412	107,861
Deferred Tariff Gains Variations	68,389	62,125
Derivative Contracts	158,552	138,329
Other Accounts Payable	219,492	135,159

TOTAL NON-CURRENT LIABILITIES	6,335,270	5,564,954

NON-CONTROLLING SHAREHOLDERS' INTEREST	88,129	98,927

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,734,790
Capital Reserves	16	16
Profit Reserves	213,643	131,471
Retained Earnings	-	428,439

TOTAL SHAREHOLDERS' EQUITY	4,954,834	5,294,716

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,595,769	14,967,354

Note: Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

10.5) Income Statement – CPFL Energia
(R$ Thousands)

Consolidated

	4Q07	4Q06	Variation	2007	2006	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,174,518	2,929,045	8.38%	12,355,216	10,899,280	13.36%
Eletricity Sales to Distributors	197,301	124,058	59.04%	682,942	500,529	36.44%
Other Operating Revenues	457,585	226,784	101.77%	1,169,226	827,243	41.34%

	3,829,404	3,279,887	16.75%	14,207,384	12,227,052	16.20%

DEDUCTIONS FROM OPERATING REVENUES	(1,201,097)	(1,147,174)	4.70%	(4,797,849)	(4,315,102)	11.19%

NET OPERATING REVENUES	2,628,307	2,132,713	23.24%	9,409,535	7,911,950	18.93%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,145,472)	(954,410)	20.02%	(4,052,280)	(3,419,197)	18.52%

Eletricity Network Usage Charges	(174,635)	(194,256)	-10.10%	(702,781)	(774,077)	-9.21%

	(1,320,107)	(1,148,666)	14.93%	(4,755,061)	(4,193,274)	13.40%

OPERATING COSTS AND EXPENSES
Personnel	(120,892)	(104,888)	15.26%	(434,046)	(397,910)	9.08%
Material	(21,230)	(22,520)	-5.73%	(59,409)	(66,884)	-11.18%
Outsourced Services	(103,185)	(80,846)	27.63%	(348,000)	(277,674)	25.33%
Other Operating Costs/Expenses	(263,601)	(84,413)	212.28%	(432,291)	(236,831)	82.53%
Employee Pension Plans	8,914	1,942	359.01%	45,973	7,522	511.19%
Depreciation and Amortization	(99,125)	(84,387)	17.46%	(386,651)	(323,338)	19.58%
Merged Goodwill Amortization	(3,860)	(3,756)	2.77%	(18,501)	(12,962)	42.73%

	(602,979)	(378,868)	59.15%	(1,632,925)	(1,308,077)	24.83%

EBITDA	780,994	684,076	14.17%	3,344,887	2,789,041	19.93%

EBIT	705,221	605,179	16.53%	3,021,549	2,410,599	25.34%

FINANCIAL INCOME (EXPENSE)
Financial Income	102,317	113,445	-9.81%	380,013	637,635	-40.40%
Financial Expenses	(229,521)	(232,063)	-1.10%	(894,260)	(926,980)	-3.53%
Interest on Equity	(141)	-		(141)	-

	(127,345)	(118,618)	7.36%	(514,388)	(289,345)	77.78%

OPERATING INCOME	577,876	486,561	18.77%	2,507,161	2,121,254	18.19%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	1,280	2,370	-45.99%	6,387	73,877	-91.35%
Nonoperating Expenses	(17,128)	(9,595)	78.51%	(37,034)	(24,040)	54.05%

	(15,848)	(7,225)	119.35%	(30,647)	49,837	-161.49%

INCOME BEFORE TAXES ON INCOME	562,028	479,336	17.25%	2,476,514	2,171,091	14.07%

Social Contribution	(54,733)	(29,258)	87.07%	(232,473)	(187,818)	23.78%
Income Tax	(132,364)	(96,506)	37.16%	(595,552)	(546,445)	8.99%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	374,931	353,572	6.04%	1,648,489	1,436,828	14.73%

Non-Controlling Shareholders' Interest	(2,450)	(79)	0.00%	(5,194)	(173)	0.00%
Extraordinary Item net of Tax Effects	-	(8,139)	0.00%	-	(32,559)	0.00%
Reversal of Interest on Equity	141	-		141	-

NET INCOME	372,622	345,354	7.90%	1,643,436	1,404,096	17.05%

EARNINGS PER SHARE (R$)	0.78	0.72	7.86%	3.42	2.93	17.01%

Note: Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

10.6) Income Statement – Distribution - Consolidated (Pro-forma)
(R$ Thousands)

Consolidated

	4Q07	4Q06	Variation	2007	2006	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,021,122	2,784,421	8.50%	11,810,914	10,393,848	13.63%
Eletricity Sales to Distributors	19,445	17,376	11.91%	66,903	58,853	13.68%
Other Operating Revenues	413,497	218,017	89.66%	1,101,730	800,511	37.63%

	3,454,064	3,019,814	14.38%	12,979,547	11,253,212	15.34%

DEDUCTIONS FROM OPERATING REVENUES	(1,136,814)	(1,112,226)	2.21%	(4,597,449)	(4,193,447)	9.63%

NET OPERATING REVENUES	2,317,250	1,907,588	21.48%	8,382,098	7,059,765	18.73%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,100,549)	(941,517)	16.89%	(4,083,627)	(3,379,250)	20.84%

Eletricity Network Usage Charges	(169,066)	(192,412)	-12.13%	(682,996)	(766,926)	-10.94%

	(1,269,615)	(1,133,929)	11.97%	(4,766,623)	(4,146,176)	14.96%

OPERATING COSTS AND EXPENSES
Personnel	(108,603)	(94,940)	14.39%	(391,373)	(363,291)	7.73%
Material	(17,944)	(20,936)	-14.29%	(51,758)	(61,001)	-15.15%
Outsourced Services	(81,002)	(62,915)	28.75%	(282,794)	(227,857)	24.11%
Other Operating Costs/Expenses	(245,119)	(76,746)	219.39%	(388,714)	(216,930)	79.19%
Employee Pension Plans	8,914	1,942	359.01%	45,973	7,522	511.19%
Depreciation and Amortization	(80,132)	(73,607)	8.86%	(312,169)	(281,582)	10.86%
Merged Goodwill Amortization	(4,625)	(3,756)	23.14%	(18,501)	(12,962)	42.73%

	(528,511)	(330,958)	59.69%	(1,399,336)	(1,156,101)	21.04%

EBITDA	583,976	500,916	16.58%	2,472,332	2,011,486	22.91%

EBIT	519,124	442,701	17.26%	2,216,139	1,757,488	26.10%

FINANCIAL INCOME (EXPENSE)
Financial Income	87,481	101,423	-13.75%	323,259	504,168	-35.88%
Financial Expenses	(121,019)	(160,751)	-24.72%	(481,427)	(623,308)	-22.76%
Interest on Equity	(86,717)	(60,500)	43.33%	(120,955)	(142,000)	-14.82%

	(120,255)	(119,828)	0.36%	(279,123)	(261,140)	6.89%

OPERATING INCOME	398,869	322,873	23.54%	1,937,016	1,496,348	29.45%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	1,271	2,330	-45.45%	2,995	11,032	-72.85%
Nonoperating Expenses	(12,164)	(8,972)	35.58%	(31,082)	(20,499)	51.63%

	(10,893)	(6,642)	64.00%	(28,087)	(9,467)	196.68%

INCOME BEFORE TAXES ON INCOME	387,976	316,231	22.69%	1,908,929	1,486,881	28.38%

Social Contribution	(37,153)	(22,859)	62.53%	(172,656)	(131,376)	31.42%
Income Tax	(94,813)	(66,365)	42.87%	(476,530)	(368,126)	29.45%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	256,010	227,007	12.78%	1,259,743	987,379	27.58%

Extraordinary Item net of Tax Effects	-	(8,078)	100.00%	-	(32,314)	100.00%
Non-Controlling Shareholders' Interest	(98)	(10,564)	-99.07%	(417)	(23,557)	-98.23%
Reversal of Interest on Equity	86,717	60,500	43.33%	120,955	142,000	-14.82%

NET INCOME	342,629	268,865	27.44%	1,380,281	1,073,508	28.58%

Note: Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

10.7) Income Statement – Generation – Consolidated (Pro-forma)
(R$ Thousands)

Consolidated

	4Q07	4Q06	Variation	2007	2006	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	787	880	-10.57%	3,438	1,777	93.47%
Eletricity Sales to Distributors	163,923	141,168	16.12%	681,260	498,917	36.55%
Other Operating Revenues	29,458	1,849	1493.19%	33,928	5,529	513.64%

	194,168	143,897	34.94%	718,626	506,223	41.96%

DEDUCTIONS FROM OPERATING REVENUES	(17,146)	(888)	1830.86%	(55,229)	4,681	-1279.85%

NET OPERATING REVENUES	177,022	143,009	23.78%	663,397	510,904	29.85%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(5,770)	(3,876)	48.86%	(7,608)	(8,862)	-14.15%

Eletricity Network Usage Charges	(7,214)	(2,621)	175.24%	(24,628)	(9,816)	150.90%

	(12,984)	(6,497)	99.85%	(32,236)	(18,678)	72.59%

OPERATING COSTS AND EXPENSES
Personnel	(5,390)	(5,840)	-7.71%	(21,367)	(19,492)	9.62%
Material	(507)	(577)	-12.13%	(2,039)	(1,615)	26.25%
Outsourced Services	(6,959)	(5,863)	18.69%	(28,457)	(21,931)	29.76%
Other Operating Costs/Expenses	(11,742)	(4,302)	172.94%	(31,279)	(11,419)	173.92%
Employee Pension Plans	-	-		-	-
Depreciation and Amortization	(18,467)	(10,678)	72.94%	(72,800)	(41,516)	75.35%
Merged Goodwill Amortization	-	-		-	-

	(43,065)	(27,260)	57.98%	(155,942)	(95,973)	62.49%

EBITDA	138,432	119,706	15.64%	545,288	436,839	24.83%

EBIT	120,973	109,252	10.73%	475,219	396,253	19.93%

FINANCIAL INCOME (EXPENSE)
Financial Income	13,915	5,074	174.24%	24,596	25,723	-4.38%
Financial Expenses	(49,879)	(40,468)	23.26%	(178,489)	(162,844)	9.61%
Interest on Equity	(34,829)	-	100.00%	(71,055)	-	100.00%

	(70,793)	(35,394)	100.02%	(224,948)	(137,121)	64.05%

OPERATING INCOME	50,180	73,858	-32.06%	250,271	259,132	-3.42%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	24	25	-4.00%	29	83	-65.06%
Nonoperating Expenses	(50)	(249)	-100.00%	(814)	(1,013)	-100.00%

	(26)	(224)	-88.39%	(785)	(930)	-15.59%

INCOME BEFORE TAXES ON INCOME	50,154	73,634	-31.89%	249,486	258,202	-3.38%

Social Contribution	(3,929)	(6,452)	-39.10%	(20,591)	(22,869)	-9.96%
Income Tax	(10,165)	(19,299)	-47.33%	(16,194)	(69,836)	-76.81%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	36,059	47,883	-24.69%	212,701	165,497	28.52%

Non-Controlling Shareholders' Interest	(982)	-		(1,946)	-
Extraordinary Item net of Tax Effects	-	(61)		-	(245)
Reversal of Interest on Equity	34,829	-		71,055	-

NET INCOME	69,906	47,822	46.18%	281,810	165,252	70.53%

Note: Financial information on the companies RGE, CPFL Santa Cruz and CPFL Jaguariúna are considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from the following months: June/2006 for RGE, January/2007 for CPFL Santa Cruz and July/2007 for CPFL Jaguariúna.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.